Filed pursuant to Rule 433

Registration No. 333-294020

Registration No. 333-294017-01

Registration No. 333-294017-02

March 23, 2026

Emera US Finance, LLC

4.500% Senior Notes due 2029

5.200% Senior Notes due 2033

The information in this pricing term sheet relates to the offering by Emera US Finance, LLC of its 4.500% Senior Notes due 2029 and 5.200% Senior Notes due 2033 (together, the “Offering”) and should be read together with the preliminary prospectus supplement dated March 23, 2026 relating to the Offering (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and the related base prospectus dated March 4, 2026, included in the Registration Statement Nos. 333-294020, 333-294017-01 and 333-294017-02. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	Emera US Finance, LLC (the “Issuer”)

Guarantors:	Emera Incorporated (“Emera”) and Emera US Holdings Inc. (together, with Emera, the “Guarantors”)

Legal Format:	SEC registered

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Negative) / BBB- (Stable) / BBB (Stable)

Security:	4.500% Senior Notes due 2029 (the “2029 Notes”) 5.200% Senior Notes due 2033 (the “2033 Notes”), and together with the 2029 Notes, the “Notes”)

Principal Amount:	2029 Notes: U.S. $450,000,000 2033 Notes: U.S. $300,000,000

Offering Price:	2029 Notes: 99.577% of the principal amount 2033 Notes: 99.230% of the principal amount

Coupon:	2029 Notes: 4.500% 2033 Notes: 5.200%

Benchmark Treasury:	2029 Notes: 3.500% due March 15, 2029 2033 Notes: 3.750% due February 28, 2033

Benchmark Treasury Yield:	2029 Notes: 3.852% 2033 Notes: 4.153%

Spread to Benchmark Treasury:	2029 Notes: +80 bps 2033 Notes: +118 bps

Yield to Maturity:	2029 Notes: 4.652% 2033 Notes: 5.333%

Interest Payment Dates:	2029 Notes: April 1 and October 1 of each year, beginning October 1, 2026 2033 Notes: April 1 and October 1 of each year, beginning October 1, 2026

Maturity Date:	2029 Notes: April 1, 2029 2033 Notes: April 1, 2033

Optional Redemption Terms:

Make-whole Call: Par Call: Tax Event:

Prior to March 1, 2029 for the 2029 Notes, at a discount rate of T+15 bps
Prior to February 1, 2033 for the 2033 Notes, at a discount rate of T+20 bps

On or after March 1, 2029 for the 2029 Notes, at par
On or after February 1, 2033 for the 2033 Notes, at par

In whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus) at a redemption price in cash equal to 100% of the principal amount of the Notes of the applicable series, plus, subject to the terms described in the first paragraph under “Description of the Notes—General—Optional Tax Redemption” in the Preliminary Prospectus, accrued and unpaid interest on the Notes of such series to but excluding the redemption date

CUSIP / ISIN:	2029 Notes: 29103H AC1 / US29103HAC16 2033 Notes: 29103H AD9 / USUS29103HAD98

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Pricing Date:	March 23, 2026

Expected Settlement Date:	March 27, 2026 (T+4)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers	BMO Capital Markets Corp. BofA Securities, Inc. CIBC World Markets Corp. TD Securities (USA) LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made against payment therefor on or about March 27, 2026, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Issuer and the Guarantors have filed a joint registration statement on Forms F-3 / F-10 (including a prospectus) and a preliminary prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.